# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/04/2026
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West, 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw Valence Portfolios, L.L.C. (CIK 0001294704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 43,915,249; sole dispositive power 0; shared dispositive power 43,915,249; aggregate amount beneficially owned 43,915,249 (9% of the class)
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 46,097,064; sole dispositive power 0; shared dispositive power 46,097,064; aggregate amount beneficially owned 46,097,064 (9.4% of the class)
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 46,485,295; sole dispositive power 0; shared dispositive power 46,485,295; aggregate amount beneficially owned 46,485,295 (9.5% of the class)
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 46,485,295; sole dispositive power 0; shared dispositive power 46,485,295; aggregate amount beneficially owned 46,485,295 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company ("Valence"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), and Dr. David E. Shaw, a citizen of the United States of America ("Dr. Shaw," and together with Valence, DESCO LLC, and DESCO LP, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.4 and incorporated herein by reference.
Residence or business address: The business address and principal office, as applicable, of all Reporting Persons and any other persons named in this Item 2 is Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.
Present principal occupation or employment: The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities-related investment strategies. Valence has no executive officers or directors. The principal business of DESCO LLC is to act as manager to certain entities, including, without limitation, Valence, D. E. Shaw Cogence Portfolios, L.L.C. ("Cogence"), and D. E. Shaw Investment Management Special Investment Fund, L.L.C. ("DSIF"), each of which have beneficial ownership of the shares of Common Stock, $0.0001 par value per share (the "Common Shares") of Gossamer Bio, Inc. (the "Issuer") (as further described in Item 5 herein). The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence, Cogence, and certain funds under the management of D. E. Shaw Investment Management, L.L.C. ("DESIM"), each of which have beneficial ownership of the Issuer's Common Shares (as further described in Item 5 herein). D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. Dr. Shaw is the President and sole shareholder of each of DESCO II, Inc. and DESCO Inc.
Criminal convictions in the last five years: During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
On September 29, 2023, the SEC issued a settled order finding that language in certain employment related agreements used by DESCO LP raised impediments to employees' participation in the SEC's whistleblower program in violation of Exchange Act Rule 21F-17(a). In the order, DESCO LP, without admitting or denying the findings, agreed to a censure, to cease-and-desist from committing or causing any violations and any future violations of Rule 21F-17(a), and to pay a $10 million penalty. The SEC's order acknowledged that DESCO LP took a number of steps dating back to 2017 to affirm employees' whistleblowing rights, including by sending a firmwide email emphasizing those rights and adding specific whistleblower protection language to the firm's policy materials; however, similar whistleblower protection language was not included directly in DESCO LP's employment agreements until April 2019 or in its form of separation release until June 2023. DESCO LP remediated the relevant language in all applicable employment-related agreements prior to the issuance of the SEC's order.

Except with respect to the matter described above, during the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Valence and DESCO LLC are Delaware limited liability companies, and DESCO LP is a Delaware limited partnership. Dr. Shaw is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 4, 2026, the Reporting Persons acquired beneficial ownership of 48,107,644 New Shares (as defined in Item 4) in connection with the Exchange Offer (as defined in Item 4).Valence received 45,745,939 New Shares, together with $10,369,000 in principal amount of New Convertible Notes (as defined in Item 4) and 21,602,250 Purchase Warrants (as defined in Item 4), in exchange for its surrender of $28,803,000 aggregate principal amount of Existing Convertible Notes (as defined in Item 4) in connection with the Exchange Offer, as further described in Item 4. Cogence received 2,361,705 New Shares, together with $535,000 in principal amount of New Convertible Notes and 1,115,250 Purchase Warrants, in exchange for its surrender of $1,487,000 aggregate principal amount of Existing Convertible Notes in connection with the Exchange Offer, as further described in Item 4. The disclosure set forth in Item 4 of this Schedule 13D regarding such acquisitions of New Convertible Notes, New Shares and Purchase Warrants is incorporated in this Item 3 by reference. Valence and Cogence expended approximately $19,242,448 and $970,268 (excluding taxes and commissions), respectively, of their working capital to acquire such Existing Convertible Notes that were tendered in exchange for such New Shares, New Convertible Notes and Purchase Warrants.

In acquiring 389,431 Common Shares, certain funds under the management of DESIM expended approximately $648,456 (excluding taxes and commissions) of their working capital. Such Common Shares and the Existing Convertible Notes mentioned in the immediately preceding paragraph were acquired and held in margin accounts together with other securities; such accounts may from time to time make use of margin.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Summary of May 18, 2026 Agreements

On May 18, 2026, the Issuer commenced an exchange offer (the "Exchange Offer") to exchange any and all of its 5.00% Convertible Senior Notes due 2027 (the "Existing Convertible Notes") for a pro rata portion of (i) up to $72.0 million in aggregate principal amount of its new 7.50% Convertible Senior Secured First Lien Notes due 2030 (the "New Convertible Notes"), (ii) up to 317,647,058 Common Shares (the Common Shares issued in the Exchange Offer, the "New Shares") or, in lieu of issuing Common Shares to the extent any investor would beneficially own greater than 9.99% of the outstanding Common Shares, prefunded warrants to purchase Common Shares (the "Prefunded Warrants") and (iii) up to 150,000,000 warrants to purchase Common Shares (the "Purchase Warrants").

On June 4, 2026, following receipt of the requisite consents in the concurrent solicitation of consents (the "Consent Solicitation") from holders of the Existing Convertible Notes, the Issuer and Wilmington Trust, National Association, as trustee under the indenture, dated as of May 21, 2020, and a first supplemental indenture, dated as of May 21, 2020 (together, the "Existing Convertible Notes Indenture"), entered into a supplemental indenture to eliminate substantially all of the restrictive covenants, certain of the default provisions and certain other provisions contained in the Existing Convertible Notes Indenture.

Also on May 18, 2026, holders of approximately 75.2% of the Existing Convertible Notes, including Valence and Cogence (the "Supporting Noteholders"), entered into a transaction support agreement with the Issuer (the "Transaction Support Agreement") to support the Exchange Offer and Consent Solicitation, including by tendering all of their Existing Convertible Notes in the Exchange Offer and delivering related consents.

$30,290,000 aggregate principal amount of Existing Convertible Notes held by Valence and Cogence collectively were tendered to the Issuer prior to 5:00 p.m., New York City time, on June 2, 2026 (the "Extended Early Tender Date"). The exchange of New Convertible Notes, New Shares, and Purchase Warrants for Valence's and Cogence's Existing Convertible Notes was finalized on June 4, 2026 (the "Early Settlement Date").

On the Early Settlement Date, and in exchange for their Existing Convertible Notes, Valence received $10,369,000 aggregate principal amount of New Convertible Notes, 45,745,939 New Shares, and 21,602,250 Purchase Warrants, plus accrued and unpaid interest on such Existing Convertible Notes from, and including, the most recent interest payment date to, but excluding, the Early Settlement Date, equal to $12,006.25, and Cogence received $535,000.00 aggregate principal amount of New Convertible Notes, 2,361,705 New Shares, and 1,115,250 Purchase Warrants, plus accrued and unpaid interest on such Existing Convertible Notes from, and including, the most recent interest payment date to, but excluding, the Early Settlement Date, equal to $619.58. In connection with the early settlement of the Exchange Offer, the Issuer issued $65,174,000 in aggregate principal amount of New Convertible Notes, 254,150,441 New Shares, 33,402,727 Prefunded Warrants and 135,789,000 Purchase Warrants in exchange for the validly tendered and accepted Existing Convertible Notes.

Contemporaneously with their entrance into the Transaction Support Agreement, each of Valence and Cogence entered into a voting agreement (the "Voting Agreements") with the Issuer whereby Valence and Cogence agreed to appear at the Issuer's special meeting of stockholders to be held following the Exchange Offer (including any adjournment or postponement thereof, the "Special Meeting") or otherwise cause the New Shares received by them in the Exchange Offer to be counted as present thereat for purposes of determining a quorum, and be present (in person or by proxy) and vote, or cause to be voted, all of the New Shares beneficially owned by them in favor of the Stockholder Proposals (as defined below). It was a condition to the Exchange Offer and Consent Solicitation that valid, binding and enforceable agreements provided by Supporting Noteholders to vote the New Shares received in the Exchange Offer in favor of the Stockholder Proposals were in place with respect to the New Shares to be held by the parties to the Transaction Support Agreement. On June 9, 2026, the Issuer filed a definitive proxy statement with the SEC announcing that the Special Meeting will be held on July 14, 2026, at 9:00 a.m. Pacific Time, unless postponed or adjourned to a later date.

Exchange Offer Memorandum and Consent Solicitation Statement

The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on June 16, 2026 (such time and date, as the same may be extended, the "Expiration Deadline"), unless extended or earlier terminated. The withdrawal deadline for the Exchange Offer and Consent Solicitation occurred at 5:00 p.m., New York City time, on June 1, 2026 (the "Withdrawal Deadline"), and on June 4, 2026, the Issuer completed the early settlement of the exchange of the Existing Convertible Notes validly tendered (and not validly withdrawn) in the Exchange Offer by the Extended Early Tender Date. If, at or prior to the Expiration Deadline, unless extended, all conditions to the Exchange Offer have been or are concurrently satisfied or waived, the Issuer will accept for exchange all Existing Convertible Notes validly tendered in the Exchange Offer at or prior to the Expiration Deadline, and not validly withdrawn at or prior to the Withdrawal Deadline. The final settlement date, if any, will be promptly after the Expiration Deadline and is currently expected to occur on June 18, 2026, the second business day immediately following the Expiration Deadline.

Eligible holders who validly tendered and did not validly withdraw their Existing Convertible Notes and delivered related consents at or prior to the Extended Early Tender Date were eligible to receive, for each $1,000 in aggregate principal amount of Existing Convertible Notes validly tendered for exchange, $360 in aggregate principal amount of New Convertible Notes, 1,588.2353 Common Shares or Prefunded Warrants and 750 Purchase Warrants. Eligible holders who validly tender Existing Convertible Notes after the Extended Early Tender Date but at or prior to the Expiration Deadline, and whose Existing Convertible Notes are accepted for exchange by the Issuer, will receive, for each $1,000 in aggregate principal amount of Existing Convertible Notes validly tendered for exchange, $360 in aggregate principal amount of New Convertible Notes and 1,588.2353 Common Shares or Prefunded Warrants.

Transaction Support Agreement

The Transaction Support Agreement was subject to certain conditions, including a condition that the Issuer would not consummate the Exchange Offer unless holders of at least 98% of the aggregate principal amount of Existing Convertible Notes exchanged their Existing Convertible Notes in the Exchange Offer. On June 3, 2026, the Issuer announced that $181,052,000 in aggregate principal amount of Existing Convertible Notes, representing 90.526% of the aggregate outstanding principal amount of Existing Convertible Notes, had been validly tendered and not validly withdrawn as of the Extended Early Tender Date, and that the Issuer and the Supporting Noteholders representing a majority of the Existing Convertible Notes held by Supporting Noteholders had agreed to amend the minimum participation condition to require tender of a minimum of 90.5% of the aggregate principal amount of Existing Convertible Notes.

On the Early Settlement Date, the Issuer accepted the Early Tendered Notes for exchange, caused such notes to be delivered to the trustee under the Existing Convertible Notes Indenture for cancellation, and, following such cancellation, $18,948,000 aggregate principal amount of Existing Convertible Notes remained outstanding. In accordance with the terms of the Transaction Support Agreement, the Transaction Support Agreement automatically terminated on the Early Settlement Date.

Voting Agreements

The Voting Agreements provide that, from and after the initial settlement date of the New Convertible Notes, New Shares, and Purchase Warrants in the Exchange Offer and until 5:00 p.m., New York City time on the date that is the earlier of (i) the record date of the Special Meeting and (ii) the date that is two business days following the initial settlement date of the New Convertible Notes, New Shares, and Purchase Warrants in the Exchange Offer, Valence and Cogence will not transfer, sell, exchange, assign or convey any legal or beneficial ownership interest in, or any right, title or interest therein (including any right or power to vote), or otherwise dispose of (whether by sale, liquidation, dissolution, dividend, distribution or otherwise) any New Shares, or enter into any contract, option or other agreement with respect to any of the foregoing, subject to certain exceptions as included therein. Such restrictions terminated on June 5, 2026, the record date of the Special Meeting.

"Stockholder Proposals" mean proposals to approve: (i) in accordance with Nasdaq Listing Rule 5635(d), the potential issuance of Common Shares upon conversion of up to $72.0 million aggregate principal amount of New Convertible Notes, make-whole payments in Common Shares and exercise of up to 150,000,000 Purchase Warrants, which would, in the aggregate, exceed 20% of the Common Shares issued and outstanding immediately prior to the commencement of the Exchange Offer; (ii) an amendment and restatement of the Issuer's 2019 Incentive Award Plan (the "Restated Plan") to increase the number of Common Shares authorized for issuance thereunder; (iii) an amendment to increase the Issuer's authorized Common Shares from 700,000,000 to 4,000,000,000, to support, among other things, Common Shares issuable upon conversion of the New Convertible Notes, Prefunded Warrants and Purchase Warrants and under the Restated Plan; (iv) a series of 30 alternate amendments to the Issuer's charter to effect (x) a reverse stock split (on a range of proposed ratios of not less than 1-for-10 on the low end and not greater than 1-for-150 on the high end), with the exact ratio to be determined by the board of directors of the Issuer at a later date and (y) a proportionate reduction in the number of authorized Common Shares (and corresponding decrease to the total number of authorized shares of the Issuer's capital stock); and (v) one or more adjournments of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposals at the Special Meeting or any adjournment(s) thereof.

Indenture

The New Convertible Notes were issued pursuant to an indenture, dated as of June 4, 2026 (the "Indenture"), by and between the Issuer, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

The New Convertible Notes are secured, first lien obligations of the Issuer and will mature on July 1, 2030, unless earlier converted or repurchased in accordance with their terms; provided that the New Convertible Notes have a springing maturity date of March 2, 2027, which is 91 days prior to the stated maturity of the Existing Convertible Notes, if more than $4.0 million of the Existing Convertible Notes remain outstanding at such time. The New Convertible Notes bear interest at a rate of 7.50% per annum from June 4, 2026, payable in cash semi-annually in arrears on January 1 and July 1 of each year, starting on January 1, 2027.

The conversion rate for the New Convertible Notes is initially the number of Common Shares per $1,000 principal amount of New Convertible Notes equal to the quotient of $1,000 divided by a 10% premium to a reference price equal to the greater of (i) $0.17 and (ii) the lower of (x) $0.34 and (y) the average of the daily volume-weighted average prices for the seven (7) consecutive VWAP trading days beginning on, and including, the VWAP trading day immediately following the final settlement date (the "Reference Price").

Prior to obtaining stockholder approval for the Stockholder Proposals, the Issuer is permitted to satisfy its obligations upon conversion of the New Convertible Notes only in the form of cash settlement. Following such stockholder approval, the Issuer will be permitted to satisfy its obligations under the New Convertible Notes with any settlement method it is otherwise permitted to elect, including by physical settlement of Common Shares. Additionally, a holder of New Convertible Notes will not be permitted to convert its New Convertible Notes at any time prior to the later of (a) the date the conversion rate has been determined and (b) the earlier of (1) the date of the Special Meeting, whether or not approvals of the Stockholder Proposals are obtained and (2) the date that is 61 calendar days following the Early Settlement Date. A "make whole" premium will be payable on the New Convertible Notes through an increase to the conversion rate in certain circumstances to compensate converting holders for interest that would have been payable to the maturity date.

Under certain circumstances and subject to conditions set forth in the Indenture, the Issuer may elect to force a mandatory conversion of the New Convertible Notes.

The Indenture contains a non-waivable beneficial ownership limitation provision providing that no New Convertible Note will be optionally convertible by the applicable economic interest holder, and the Issuer will not effect any conversion of a New Convertible Note, to the extent that, after giving effect to such conversion, such economic interest holder, together with its attribution parties, would beneficially own in excess of 4.99% of the Common Shares outstanding immediately after giving effect to such conversion. An economic interest holder may increase or decrease the beneficial ownership limitation by notice to the Issuer, provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer, and the beneficial ownership limitation may not be increased above 9.99% or decreased below 4.99%.

Purchase Warrant Agreement

The Purchase Warrants were issued pursuant to a warrant agreement, dated as of June 4, 2026, between the Issuer and Computershare, Inc., as warrant agent (the "Purchase Warrant Agreement"). Prior to obtaining stockholder approval for the Stockholder Proposals, the Issuer will be permitted to satisfy its obligations upon exercise of the Purchase Warrants only in the form of cash settlement on a net-cash basis. Following such stockholder approval, the Issuer will be permitted to satisfy its obligations under the Purchase Warrants by physical settlement in Common Shares. The Purchase Warrants will be exercisable at any time from December 3, 2026 until June 4, 2031, with a cash exercise price equal to the greater of (i) $0.34 and (ii) a 25% premium to the Reference Price, subject to adjustment.

The number of Common Shares issuable upon exercise of the Purchase Warrants is subject to customary anti-dilution adjustments in the event of stock dividends, stock splits, stock combinations, reclassifications, distributions and similar events, as well as adjustments in connection with certain degressive issuances at a price below the then-current strike price and a reduction to the strike price in connection with a fundamental change based on a Black-Scholes valuation of the Purchase Warrants. The Purchase Warrant Agreement includes a beneficial ownership limitation that provides that the holders may not exercise (nor may the Issuer allow the exercise of) the Purchase Warrants if, upon giving effect to such exercise, such exercise would cause the aggregate number of Common Shares beneficially owned by the holder (together with its affiliates and any other persons whose beneficial ownership of Common Shares would be aggregated for the purposes of Section 13(d) of the Exchange Act) to exceed 4.99% (or, at the holder's election, up to 9.99%) of the total number of the then issued and outstanding Common Shares; provided that any increase in such percentage will not be effective until the 61st day after such notice is delivered to the Issuer. The Purchase Warrant Agreement provides that the Issuer will prepare a resale registration statement with respect to the Common Shares underlying the Purchase Warrants, subject to certain terms and exceptions.

The foregoing descriptions of the Transaction Support Agreement, the Voting Agreements, the Indenture and the Purchase Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of such agreements or such agreements, as applicable, which are filed as exhibits 99.5, 99.6, 99.7, and 99.8 to this Schedule 13D.

Plans and Proposals

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, determine to: (i) increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Common Shares, or are based upon or relate to the value of the Common Shares or the Issuer (collectively, "Securities") on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable, (ii) increase or decrease the beneficial ownership limitations applicable to the New Convertible Notes and/or the Purchase Warrants to the extent permitted under their respective terms and the Indenture and/or Purchase Warrant Agreement, as applicable, and/or (iii) enter into transactions that increase or hedge its economic exposure to the Common Shares or other Securities without affecting the Reporting Persons' beneficial ownership of the Common Shares or other Securities.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions. The Reporting Persons may, from time to time, engage in discussions with members of the Issuer's management and board of directors, other current and prospective holders of the Issuer's equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which, in addition to the matters discussed above, may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) Based upon the Issuer's definitive proxy statement, filed with the SEC on June 9, 2026, there were 488,846,722 Common Shares issued and outstanding as of June 5, 2026. Common Shares are beneficially owned by Valence, Cogence, and certain funds under the management of DESIM, including Common Shares in the name of DSIF. Each of Valence, Cogence, DESIM, and DSIF is a Delaware limited liability company and has its business address and principal office at Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

The 43,915,249 Common Shares beneficially owned by Valence (the "Valence Shares") represent approximately 9.0% of the outstanding Common Shares. The 2,180,615 Shares beneficially owned by Cogence (the "Cogence Shares") represent approximately 0.4% of the outstanding Common
Shares. The 389,431 Common Shares under the management of DESIM (the "DESIM Shares"), including the 1,200 Shares beneficially owned by DSIF (the "DSIF Shares"), represent approximately 0.1% of the outstanding Common Shares.

Valence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Cogence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Cogence Shares. DESIM has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the DESIM Shares.

DESCO LP, as the investment adviser of Valence, Cogence, and as the managing member of DESIM, which in turn is the investment adviser of DSIF, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 46,485,295 Common Shares.

DESCO LLC, as the manager of Valence, Cogence, and DSIF may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 46,097,064 Common Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 46,485,295 Common Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 46,097,064 Common Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of any Common Shares.

Dr. Shaw does not own any Common Shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence, Cogence, and as the managing member of DESIM, which in turn is the investment adviser of DSIF, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence, Cogence, and DSIF, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the
46,485,295 Common Shares as described above constituting 9.5% of the outstanding Common
Shares, and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Common
Shares. David E. Shaw disclaims beneficial ownership of any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
The descriptions of the Exchange Offer in Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares by the Reporting Persons and any other person named in Item 2 during the past sixty (60) days, other than transactions in connection with the Exchange Offer.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons or their affiliates has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the 46,485,295 Common Shares, except for such rights and powers as the corresponding investors in Valence, Cogence, and funds under the management of DESIM shall possess.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the Transaction Support Agreement, Voting Agreements, Indenture, and Purchase Warrant Agreement in Item 4 of this Schedule 13D are incorporated herein by reference.

As of the date hereof, Valence and Cogence maintain open short positions referencing 3,549,077 and 183,227 Common Shares, respectively (which positions existed prior to May 18, 2026).

Except for matters otherwise described in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer During the Past Sixty Days)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated June 11, 2026.

Exhibit 99.5 - Transaction Support Agreement with the Issuer, dated May 18, 2026, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx101xtsa.htm)

Exhibit 99.6 - Form of Voting Agreement, dated May 18, 2026, incorporated by reference herein to Exhibit 10.2 to the Form 8-K filed by the issuer on May 18, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000036/goss-20260518xexx102xformo.htm)

Exhibit 99.7 - Indenture governing Senior Secured First Lien Convertible Notes due 2030, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx101inde.htm)

Exhibit 99.8 - Purchase Warrant Agreement, dated June 4, 2026, incorporated by reference herein to Exhibit 10.3 to the Form 8-K filed by the issuer on June 5, 2026. (https://www.sec.gov/Archives/edgar/data/1728117/000172811726000045/goss-20260604xexx103warr.htm)

## Signatures
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (06/11/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (06/11/2026)
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (06/11/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (06/11/2026)